Exhibit 99.1

Snow Lake Resources Ltd. Receives Government Grant for $62,000 CAD

MANITOBA, CAN, November 29, 2021 — Snow Lake Resources Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), is pleased to provide an update on it’s continuing progress in executing a strategic path to production. The company has received a grant from the Manitoba Chambers of Commerce, Manitoba Mineral Development Fund in the amount of $62,000 CAD to be utilized in support of our UAV drone magnetic survey that has been scheduled for mid-December and to be completed by EarthEx Geophysical Solutions Inc. of Selkirk, Manitoba.

Pegmatite exploration can be supported by magnetic mapping in numerous ways, including mapping of the structural fabric controlling the crystallization, as well as detection of contrasts in magnetic susceptibility with neighboring lithologies. A historic fixed wing SPECTREM survey in the area shows a correlation between the Thompson Brothers Lithium Deposit and a magnetic low trend. However, the data set lacks sufficient resolution for accurate and efficient drill targeting. The EarthEx drone mag system is known to provide the highest resolution aeromagnetic maps currently in production. Furthermore, EarthEx has previously established through property testing in 2019 that the magnetic susceptibility of the TBL pegmatite is subdued relative to the host rock lithologies (Figure 1), providing a potential method for tracking the deposits magnetic signature and identifying other surrounding targets by using high-resolution magnetometry. The survey utilizes the latest advancements in geophysical drone technology, allowing it to fly lower than other systems. We believe the survey will give Snow Lake credible and critical data to help further identify anomalies that can potentially host lithium pegmatite targets for additional resource expansion.

To date Snow Lake has only explored about 5% of its property and this new generation of geophysical drone survey will provide an abundance of data to support future prospecting and drilling programs.

Chuck Davidson, President and CEO of the Manitoba Chambers of Commerce and Board Chair for the Manitoba Mineral Development Fund additionally commented “Manitoba has a proud mining legacy for over a century and Snow Lake Lithium will ensure its continuity for the next century as Manitoba establishes itself as a critical member of the EV supply chain while playing an integral role in combatting climate change. We look forward to working with Snow Lake Lithium as they progress to production and beyond.”

Philip Gross CEO of Snow Lake Lithium commented “We are grateful for the support from the Manitoba government which is a vote of confidence in Snow Lake but more importantly demonstrates the constructive nature of our collaboration and relationship as we strategically execute on our path to lithium production. We look forward to working closely with the government of Manitoba in the coming months and years as we help to establish the province as a key facilitator in the North American fleet electrification.”

www.SnowLakeLithium.com
Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Figure 1 – Magnetic susceptibility results. Pegmatite samples highlighted in the yellow while the others samples are the host rock lithologies (EarthEx Internal Report, 2019).

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery market. We aspire to not only set the standard for responsible lithium battery manufacturing, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

The wholly owned Thompson Brothers Lithium Project covers a 13,828-acre site that has only been 5% explored and contains an 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: IR@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

www.SnowLakeLithium.com
Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8